Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Quarter Ended January 31, 2017	Year Ended October 31,
		2016	2015	2014	2013	2012
Earnings
Add (deduct)
Income (loss) before tax	(2,094)	(1,484)	10,615	24,052	30,697	22,326
Fixed charges	5,483	21,118	12,501	5,507	3,132	1,990
Amortization of capitalized interest(1)	60	235	150	50	20	10

Subtract
Capitalized interest	79	636	558	336	83	34

Earnings available for fixed charges	$3,370	$19,233	$22,708	$29,273	$33,766	$24,292

Fixed charges (2)
Interest expense (3)	4,812	18,086	9,898	4,415	2,688	1,525
Interest capitalized	79	636	558	336	83	34
Interest with rental expense(4)	592	2,396	2,045	756	361	432

Total fixed charges	$5,483	$21,118	$12,501	$5,507	$3,132	$1,990

Ratio of Earnings to Fixed Charges	Not applicable	Not applicable	1.82x	5.32x	10.78x	12.21x
Amount of Deficiency	$(2,113)	$(1,885)	Not applicable	Not applicable	Not applicable	Not applicable

(1)	Amounts shown are estimates and were calculated by adding amounts in applicable prior periods and dividing by 7 years average depreciation.
(2)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.
(3)	Amounts include amortized premiums related to indebtedness.
(4)	Amounts shown are estimates.